UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The PepsiCo Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

THE PEPSICO SAVINGS PLAN
December 31, 2014 and 2013
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the year ended
December 31, 2014	3

Notes to Financial Statements	4-12

Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of
December 31, 2014	13

Signature	14

Index to Exhibit	15

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The PepsiCo Savings Plan
We have audited the accompanying Statements of Net Assets Available for Benefits of The PepsiCo Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of December 31, 2014 and 2013, and the Changes in Net Assets Available for Benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (held at end of year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.
/s/ KPMG LLP
New York, New York
June 24, 2015

THE PEPSICO SAVINGS PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2014 and 2013
(dollars in thousands)

	2014	2013
Assets
Investments at fair value:
Plan interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust	$7,054,461	$6,499,321
Receivables:
Participant loans	177,901	182,604
Participant contributions	268	2,034
Employer contributions	1,521	4,125
Total receivables	179,690	188,763
Net assets reflecting all investments at fair value	7,234,151	6,688,084
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,216)	(16,717)
Net Assets Available for Benefits	$7,211,935	$6,671,367

See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2014
(dollars in thousands)

Changes to Net Assets
Income:
Investment income from the PepsiCo, Inc. Defined Contribution Plans Master Trust	$560,372
Interest from participant loans	8,673
Total income	569,045
Contributions:
Participants	313,433
Rollovers	30,194
Employer	110,119
Total contributions	453,746
Other activities:
Distributions to participants	(533,622)
Dividends paid to participants	(2,969)
Administrative expenses	(1,033)
Total deductions related to other activities	(537,624)
Net increase in net assets before transfers	485,167
Net transfers from The PepsiCo 401(k) Plan for Hourly Employees (Hourly Plan)	55,401
Net Increase in Net Assets	540,568
Net Assets Available for Benefits at Beginning of Year	6,671,367
Net Assets Available for Benefits at End of Year	$7,211,935

See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Note 1 – Description of the Plan
The following brief description of The PepsiCo Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
In general, the Plan provides a program under which eligible salaried and certain hourly employees (eligible employees) of PepsiCo, Inc. and certain of its subsidiaries (the Company) may accumulate funds for long-term retirement savings. All eligible employees who are paid in U.S. dollars from a U.S. payroll and classified as full time, and certain other employees, as defined in the Plan document, are immediately eligible on their first day of service. Part-time eligible employees who are paid in U.S. dollars from a U.S. payroll who have completed 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Certain employees who are part of a collective bargaining unit and certain other employees, as defined in the Plan document, are not eligible to participate in the Plan.
The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Plan has an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. The Plan also has a Roth 401(k) feature. The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan is subject to the provisions of ERISA.
The Company maintains sponsorship of the Plan and has established the PepsiCo Investment Committee to oversee the Plan’s investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee (the Plan Administrator). Fidelity Management Trust Company is the trustee for the Plan and Fidelity Workplace Services, LLC is the recordkeeper for the Plan.
Contributions
Each year, participants are allowed to contribute up to 50% of their earnings, in whole percentage increments. However, the Code limits contributions by highly compensated participants. Under the Code, the maximum allowable pre-tax contribution for participants during 2014 was $17,500. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.
Participants who are expected to reach or are over the age of 50 during a Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Code, the maximum allowable catch-up contribution was $5,500 for 2014.
Participants may elect to have their contributions invested in one or more investment options. In general, participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the stable value fund to the self-directed brokerage account. Such transfers must be invested into another investment option for a 90-day waiting period. Initial transfers from other investment options to the self-directed brokerage account must be at least $1,000. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund are not allowed.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Salaried employees who are actively accruing benefits, or in a waiting period to actively accrue benefits, under a Company-sponsored defined benefit pension plan are not eligible for Company matching contributions. For other employees, the Company matches 50% of employee contributions up to 6% (8% for certain employees) of eligible pay based on years of service. Eligible employees who are paid in U.S. dollars from a U.S. payroll and are not actively accruing, or in a waiting period to actively accrue, benefits under a Company-sponsored defined benefit pension plan are eligible for Company automatic retirement contributions (ARC). ARC is up to 9% of eligible pay based on age and years of service. ARC and Company matching contributions are invested in accordance with the employee’s investment elections; however, ARC may not be invested in the self-directed brokerage option or the PepsiCo Common Stock Fund.
The Plan has an automatic enrollment program for full-time and part-time new hires. Under the program, employees automatically make pre-tax contributions in the amount of 4% of earnings. Employees hired or re-hired on or after January 1, 2012, who are automatically enrolled in the Plan on or after January 1, 2013, will receive an automatic 1% increase in their pre-tax deferral rate on each anniversary of their automatic enrollment date, until their pre-tax deferral rate reaches 6%. Employees that are automatically enrolled have their contribution invested in a target date fund, based on a target date closest to the employee’s 65th birthday. An employee may elect out of the program at any time, as well as make changes to (or maintain) the level of contributions and how those contributions are invested.
Participant Accounts
Each participant account is credited with participant contributions, allocations of Company contributions, investment earnings/losses and expenses. Investment earnings/losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on the participant’s investment election.
Vesting
Participants are immediately vested in their contributions and investment earnings/losses. In general, participants are fully vested in the Company’s contributions and associated investment earnings/losses after three years of service. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $18,091 and $281,545, respectively. During 2014 and 2013, the amounts used to reduce Company contributions were $3,777,599 and $2,960,569, respectively. The remaining amounts may be used to reduce future Company contributions or pay plan administrative expenses.
Participant Loans
In general, participants who have a vested balance of $2,000 or more in the Plan may borrow from the total of their investment accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50% of their vested balance. At any time, participants are allowed to have two loans outstanding for loans issued prior to January 1, 2013. Effective for loans issued on or after January 1, 2013, a participant may only have two outstanding loans at a time if one is a principal residence loan. Loan terms range from one to five years for personal loans and up to 15 years for loans related to the purchase of a primary residence (up to 25 years for loans issued prior to 1999). Only one outstanding loan may have a term of more than five years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus 1% at the time the loans are issued. Loans issued on or after January 1, 2013 bear a fixed rate of interest at the prime lending rate plus 2% at the time

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

the loans are issued. Loan repayments are made directly through payroll deductions and are applied first to interest and then to principal according to a payment schedule. In addition, for loans taken on or after July 1, 2010, there is a one-time loan origination fee of $50. For loans taken prior to July 1, 2010, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. There were 28,373 loans outstanding at December 31, 2014 with interest rates ranging from 3.3% to 10.5% with maturities through 2029. There were 32,380 loans outstanding at December 31, 2013 with interest rates ranging from 3.3% to 10.5% with maturities through 2028.
Distributions
In general, participants may elect to receive a distribution upon hardship, termination, disability, retirement or after the age of 59 1/2 ; however, loans and hardship withdrawals may not be taken from the ARC account. Hardship distributions are allowed for purchasing a primary residence, financing the higher education of the participant, the participant’s spouse or dependent, paying unreimbursed medical bills or alleviating certain other financial hardships. Upon termination, disability or retirement, participants may elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate. Under certain circumstances, participants may also elect to take in-service distributions of any after-tax contributions, rollover contributions and vested matching contributions.
If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions and investment earnings/losses. Participants can elect to receive distributions in a lump sum or annual installments for a period no longer than the participant’s life expectancy. However, distributions of $5,000 or less must be made in a lump sum. If the account balance is greater than $1,000 and less than or equal to $5,000, and if a distribution election is not made within the required time frame, that account will be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Cash Reserves Fund. If a distribution election is not made within the required time frame for an account balance of $1,000 or less, the account will be distributed automatically.
Termination
Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Code. In the event that the Plan is terminated, participants would become 100% vested in any Company contributions and the Plan Administrator can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

Note 2 – Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Fully benefit-responsive investment contracts are included in the financial statements at fair value as reported to the Plan by the investment manager, and are then adjusted to contract value in determining net assets available for benefits.
Tabular dollars are in thousands. Certain reclassifications were made to prior year's amounts to conform to the 2014 presentation.
Investment Valuation and Income Recognition
The Plan retains an interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust (PepsiCo Master Trust) which holds investments in various securities, funds and fully benefit-responsive investment contracts. These investments are valued at fair value.
Purchases and sales of securities are recognized on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.
Participant Loans Receivable
Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Participant loans are deemed delinquent as of the end of the calendar quarter following the calendar quarter in which the loan repayment is due and unpaid. Delinquent participant loans are recorded as distributions to participants.
Payment of Benefits
The Plan accounts for participant distributions when paid.
Recent Accounting Pronouncement
In May 2015, the Financial Accounting Standards Board issued accounting guidance that eliminates the requirement to categorize within the fair value hierarchy all investments for which fair value is measured at net asset value per share using the practical expedient. The provisions of this guidance are effective as of the beginning of the 2016 plan year and should be applied retrospectively, with early adoption permissible. Management is currently evaluating the impact of this guidance and does not expect the adoption to have a material effect on the Plan's financial statements.
Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were issued.

Note 3 – PepsiCo Master Trust
Plan Interest
The Plan’s investments are combined with the investments of the Hourly Plan in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating plan has an interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was approximately 91% and 90% at December 31, 2014 and 2013, respectively.
The PepsiCo Master Trust net assets and net investment income are detailed below by asset category. Individual investments within each category representing 5% or more of the total net assets are shown separately.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	December 31, 2014	December 31, 2013
Investments, at fair value:
Cash and cash equivalents*	$88,078	$85,644
PepsiCo common stock	1,451,233	1,325,575
PepsiCo preferred stock	68,254	68,757
Common and preferred stock**	181,508	155,040
Mutual funds*	240,088	201,727
Stable value fund	859,954	905,829
Large cap equity commingled trust fund	1,140,492	1,027,805
Medium cap equity commingled trust fund	431,911	411,241
Target date 2030 commingled trust fund	457,445	415,203
Other commingled trust funds	2,857,246	2,639,650
Other investments**	4,474	5,327
	7,780,683	7,241,798
Interest and dividends receivable	10,120	8,313
Net asset/(liability) for unsettled investment activity	2,739	(18,501)
Net assets	$7,793,542	$7,231,610

*Includes self-directed brokerage investments
**Self-directed brokerage investments

	Year ended December 31, 2014
Investment income:
Net appreciation/(depreciation) in fair value investments:
PepsiCo common stock	$180,838
PepsiCo preferred stock	9,225
Common and preferred stock	10,004
Mutual funds	10,830
Commingled trust funds	338,505
Other investments	(1,328)
	548,074
Interest and dividends	70,807
Net investment income	$618,881

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Stable Value Fund
The PepsiCo Master Trust holds investments in a stable value fund, which consists of bond portfolios wrapped by fully benefit-responsive investment contracts. The majority of the portfolios are made up of government, corporate, mortgage-backed and asset-backed securities. The fully benefit-responsive investment contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments.
The fully benefit-responsive investment contracts are issued by five investment grade financial institutions and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated bond portfolio. These investment contracts are fully benefit-responsive in that they allow for participant withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $835,051,841 as of December 31, 2014 and $886,937,570 as of December 31, 2013.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 1.6% at December 31, 2014 and 2013. The average crediting interest rate was 2.2% and 2.1% at December 31, 2014 and 2013, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.
Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. Consistent with industry practice, a contract provider can terminate its contract with, on average, 30 days’ notice; however, the Plan’s contractual right for a wind-down period allows the contract to remain fully benefit-responsive to participants for, on average, a 2- to 3-year period.

Note 4 – Fair Value Measurements
The guidance on fair value measurements defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

PepsiCo Master Trust assets measured at fair value as of December 31, 2014 and 2013 are categorized consistently by level in both years and are as follows:

	2014				2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Equity securities:
PepsiCo common stock(a)	$1,451,233	$1,451,233	$—	$—	$1,325,575
PepsiCo preferred stock(b)	68,254	—	68,254	—	68,757
Self-directed brokerage(a)	181,508	181,508	—	—	155,040
Fixed income securities:
Stable value fund(c)	859,954	—	859,954	—	905,829
Self-directed brokerage(c)	1,792	—	1,792	—	1,884
Mutual funds:
U.S. equity(a)	122,788	122,788	—	—	91,339
Fixed income(a)	4,030	4,030	—	—	4,321
Self-directed brokerage(a)	113,270	113,270	—	—	106,067
Commingled trust funds:
U.S. equity(c)	2,033,870	—	2,033,870	—	1,898,491
International equity(c)	306,156	—	306,156	—	336,202
Target date(c)	2,192,587	—	2,192,587	—	1,955,918
Fixed income(c)	354,481	—	354,481	—	303,288
Other:
Cash and cash equivalents	88,078	88,078	—	—	85,644
Self-directed brokerage(d)	2,682	—	—	2,682	3,443
Total	$7,780,683	$1,960,907	$5,817,094	$2,682	$7,241,798

(a)	Based on quoted market prices in active markets.

(b)	Based primarily on the price of PepsiCo common stock into which the PepsiCo preferred stock is convertible.

(c)	Based on the fair value of the underlying investments using quoted prices in active markets.

(d)	Based on the net asset value per unit of the underlying investments as determined by the investment manager.

Note 5 – Net Transfer from the Hourly Plan
In general, participants may transfer from the Hourly Plan to the Plan following a change in the employee’s role with the Company. In addition, Hourly Plan participants with annualized compensation of at least $50,000 in the prior year are automatically transferred to the Plan. Participant account transfers to the Plan totaled $55,401,409 in 2014 and $43,913,524 in 2013.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Note 6 – Administrative Expenses
In general, the Company pays most of the usual and reasonable direct expenses of the Plan and the Plan Administrator. Any direct expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. If applicable, expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their accounts. Any other indirect expenses are reflected in the net asset value of the various funds.

Note 7 – Risks and Uncertainties
The Plan provides for investment options in various securities and funds which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon the investments selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 19% and 18% of the Plan’s net assets were invested in the common and preferred stock of the Company at December 31, 2014 and 2013, respectively. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

Note 8 – Tax Status
The Plan’s current favorable determination letter, received from the IRS, is dated March 11, 2015. As such, the Plan Administrator believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Note 9 – Related Party Transactions
Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company’s common stock in the PepsiCo Common Stock Fund and the Company’s preferred stock in the PepsiCo ESOP Preferred Stock Fund. The value of the PepsiCo Master Trust investments in the Company’s common stock was $1,451,232,745 and $1,325,575,030 at December 31, 2014 and 2013, respectively. The value of the PepsiCo Master Trust investments in the Company’s preferred stock was $68,253,820 and $68,757,344 at December 31, 2014 and 2013, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Note 10 – Reconciliation of Financial Statements to Form 5500
The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of December 31, 2014 and 2013, and for the year ended December 31, 2014:

	December 31, 2014	December 31, 2013
Net assets available for benefits per the financial statements	$7,211,935	$6,671,367
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	22,216	16,717
Net assets available for benefits per Form 5500	$7,234,151	$6,688,084

	Year ended December 31, 2014
Net increase in net assets before transfers per the financial statements	$485,167
Adjustment from contract value to fair value for fully benefit- responsive investment contracts:
Current year	22,216
Prior year	(16,717)
Net income per Form 5500	$490,666

THE PEPSICO SAVINGS PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2014
(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
*Participant Loans	Participant loan fund (28,373 loans outstanding with interest rates ranging from 3.3% to 10.5% with maturities through 2029)	$177,901

*Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2015	THE PEPSICO SAVINGS PLAN

/s/ Marie T. Gallagher
Marie T. Gallagher
Senior Vice President and Controller and Executive Pension Officer

THE PEPSICO SAVINGS PLAN
December 31, 2014 and 2013
Index to Exhibit

23.1	Consent of Independent Registered Public Accounting Firm